UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 13, 2024

TORTOISEECOFIN ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40633	98-1583266
(State or other jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

195 US HWY 50, Suite 208 Zephyr Cove, NV	89448
(Address of principal executive offices)	(Zip Code)

(913) 981-1020

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Ordinary Share, $0.0001 par value, and one-fourth of one redeemable warrant	TRTL.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	TRTL	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	TRTL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed by TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TRTL”), in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 21, 2024, on February 14, 2024, TRTL, One Energy Enterprises Inc., a Delaware corporation (“One Energy”), TRTL Holding Corp., a Delaware corporation and wholly-owned subsidiary of TRTL (“Pubco”), TRTL III Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of TRTL, OEE Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (each of the foregoing subsidiary entities, together the “Merger Subs”) entered into an Amended and Restated Business Combination Agreement (the “Business Combination Agreement,” and all of the transactions contemplated by the Business Combination Agreement, including the issuance of securities thereunder, the “Business Combination”).

On May 13, 2024, TRTL, One Energy, Pubco and the Merger Subs entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”), which reflects the following changes and adjustments relative to the terms set forth in the Business Combination Agreement: (i) a reduction in the number of shares of Pubco common stock, par value $0.0001 per share(“Pubco Common Shares”), issuable to TortoiseEcofin Sponsor III LLC (the “Sponsor”) upon consummation (the “Closing”), if any, of the proposed Business Combination (the “Sponsor Earnout Shares”) that will, for a period after the Closing, be subject to certain contingent forfeiture terms from 1,075,000 Pubco Common Shares to 500,000 Pubco Common Shares, (ii) the receipt of additional loans contributed to TRTL by the Sponsor and (iii) the removal from the Business Combination Agreement of the condition to the Closing that TRTL, at the Closing, have at least $5,000,001 of net tangible assets.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 1, a copy of which is attached as Exhibit 2.1 hereto, and the terms of which are incorporated herein by reference.

Sponsor Letter Agreement

As previously disclosed by the Company in its Current Report on Form 8-K filed with the SEC on August 18, 2023 (the “August Form 8-K”), on August 14, 2023, the Company, the Sponsor, and One Energy entered into a sponsor support agreement (the “Original Sponsor Letter Agreement”). Contemporaneously with the execution of Amendment No. 1, the Sponsor entered into an Amended and Restated Sponsor Letter Agreement, dated as of May 13, 2024 (the “Amended and Restated Sponsor Letter Agreement”) with Pubco, TRTL, One Energy and certain holders of Class B ordinary shares, par value $0.0001, of TRTL (“Class B Ordinary Shares,” and such holders of Class B Ordinary Shares signatory to the agreement, the “Class B Holders,” excluding qualified institutional buyers and institutional accredited investors who purchased Class B Ordinary Shares in connection with TRTL’s initial public offering (the “IPO”)), which amends, restates and replaces the Original Sponsor Letter Agreement Pursuant to the Amended and Restated Sponsor Letter Agreement, (i) Pubco, which was not a party to the Original Sponsor Letter Agreement, became a party to the agreement and (ii) references to TRTL Class A ordinary shares were replaced with references to Pubco Common Shares. Additionally, the Class B Holders, agreed, together with TRTL and Pubco, solely for the limited purposes of applicable provisions, that, effective as of the date of the Closing (the “Closing Date”), the original lock-up terms applicable to the Sponsor and each other relevant party under the terms of the letter agreement dated July 19, 2021, between TRTL, the Sponsor and the other parties thereto entered into at the time of the IPO would be extended to the Revised Lock-Up Terms (as defined below)

The “Revised Lock-Up Terms” are the provisions in the Amended and Restated Sponsor Letter Agreement which reflect that, subject to certain exceptions, the Sponsor and each Class B Holder have agreed not to transfer any of the 7,187,500 Class B Ordinary Shares purchased by the Sponsor in February 2021 until, in the context of the proposed Business Combination, the earlier of (i) two years after the date of the Closing Date, (ii) the first date after the Closing Date when the volume-weighted average share price of Pubco Common Shares as displayed on Pubco’s page on Bloomberg (or any successor service) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on the applicable trading day equals or exceeds $15.00 per share (as adjusted for share splits, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-day trading period commencing at least 120 days after the Closing and (iii) the date after the Closing Date when Pubco consummates a liquidation, merger, share exchange or other similar transaction resulting in Pubco shareholders having the right to exchange shares of Pubco for other property.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in in its entirety by reference to the full text of the Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Stockholder Support Agreement

As previously disclosed by the Company in the August Form 8-K, on August 14, 2023, Jereme Kent, CAS Ohio LLC, and RES Ohio LLC (collectively, the “Supporting Company Stockholders”) entered into a transaction support agreement (the “Original Stockholder Support Agreement”). Contemporaneously with the execution of Amendment No. 1, on May 13, 2024, the Supporting Company Stockholders entered into an Amended and Restated Stockholder Support Agreement (the “Amended and Restated Stockholder Support Agreement”), which supersedes the Original Stockholder Support Agreement and amends the Original Stockholder Support Agreement to add Pubco as a party to such agreement.

The foregoing description of the Amended and Restated Stockholder Support Agreement does not purport to be complete and is qualified in in its entirety by reference to the full text of the Amended and Restated Stockholder Support Agreement, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Business Combination, Pubco intends to file a registration statement on Form S-4 (as may be amended or supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement and a prospectus in connection with the Business Combination. SHAREHOLDERS OF TRTL AND ONE ENERGY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, ANY AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT, THE PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRTL, ONE ENERGY, PUBCO AND THE BUSINESS COMBINATION. HOWEVER, THIS DOCUMENT WILL NOT CONTAIN ALL THE INFORMATION THAT SHOULD BE CONSIDERED CONCERNING THE BUSINESS COMBINATION. IT IS ALSO NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION OR ANY OTHER DECISION IN RESPECT OF THE BUSINESS COMBINATION. When available, the definitive proxy statement and other relevant documents will be mailed to the shareholders of TRTL as of a record date to be established for voting on the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement, the Registration Statement, and other documents filed by TRTL with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov.

TRTL’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: TortoiseEcofin Acquisition Corp. III, 195 US HWY 50, Suite 208, Zephyr Cove, NV 89448; e-mail: IR@trtlspac.com. These documents, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

TRTL, One Energy, Pubco, and their respective directors and executive officers may be deemed participants in the solicitation of proxies of TRTL’s shareholders in connection with the Business Combination. TRTL’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations and interests of certain of TRTL executive officers and directors in the solicitation by reading TRTL’s final prospectus filed with the SEC on July 21, 2021, in connection with TRTL’s initial public offering, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and TRTL’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, are set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Current Report on Form 8-K (this “Current Report”) shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This report may contain forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements other than statements of historical fact contained herein are forward-looking statements. Such forward-looking statements include, but are not limited to, expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding One Energy, Pubco and the Business Combination and the future held by the respective management teams of TRTL or One Energy, the anticipated benefits and the anticipated timing of the Business Combination, future financial condition and performance of One Energy or Pubco and expected financial impacts of the Business Combination (including future revenue, profits, proceeds, pro forma enterprise value and cash balance), the satisfaction of Closing conditions to the Business Combination, financing transactions, if any, related to the Business Combination, the level of redemptions by TRTL’s public shareholders and the expected future performance and market opportunities of One Energy or Pubco. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “project,” “possible,” “potential,” “project,” “predict,” “scales,” “representative of,” “valuation,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including, without limitation: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TRTL’s securities, (ii) the risk that the Business Combination may not be completed by TRTL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TRTL, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the requirements that the Business Combination Agreement and the transactions contemplated thereby be approved by the shareholders of TRTL and by the stockholders of One Energy, respectively, (iv) the failure to obtain regulatory approvals and any other third party consents, as applicable, as may be required to consummate the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination

Agreement, or that redemptions by TRTL public shareholders may exceed expectations, (vi) the effect of the announcement or pendency of the Business Combination on One Energy’s business relationships, operating results, and business generally, (vii) risks that the Business Combination disrupts current plans and operations of One Energy, (viii) the outcome of any legal proceedings that may be instituted against One Energy or against TRTL related to the Business Combination Agreement or the Business Combination, (ix) the ability to maintain the listing of TRTL’s securities on New York Stock Exchange, (x) changes in the competitive market in which One Energy operates, variations in performance across competitors, changes in laws and regulations affecting One Energy’s business and changes in the capital structure of Pubco after the Closing, (xi) the ability to implement business plans, growth, marketplace, customer pipeline and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the potential inability of One Energy to achieve its business and growth plans, (xiii) the ability of One Energy to enforce its current material contracts or to secure long-term or other committed contracts with new or existing customers on terms favorable to One Energy, (xiv) the risk that One Energy will need to raise additional capital to execute its business plans, which may not be available on acceptable terms or at all, (xv) the risk that One Energy experiences difficulties in managing its growth and expanding operations, (xvi) the risk of One Energy’s cyber security measures being unable to prevent hacking or disruption to One Energy’s customers, and (xvii) the risk of economic downturn, increased competition, a changing of energy regulatory landscape and related impacts that could occur in the highly competitive energy market, including, among other things, that One Energy will not meet milestones for funding its ongoing and future project pipeline. The foregoing list of factors is not exhaustive. Recipients should carefully consider such factors and the other risks and uncertainties described and to be described in the “Risk Factors” section of TRTL’s initial public offering prospectus filed with the SEC on July 21, 2021, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 24, 2022, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 22, 2023, TRTL’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024, and subsequent periodic reports filed by TRTL with the SEC, the Registration Statement to be filed by Pubco in connection with the Business Combination and other documents filed or to be filed by TRTL or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and neither One Energy nor TRTL assume any obligation to, nor intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Neither One Energy nor TRTL gives any assurance that either One Energy or TRTL, or Pubco, will achieve its expectations.

Information Sources; No Representations

The report furnished herewith has been prepared for use by TRTL and One Energy in connection with the Business Combination. The information therein does not purport to be all-inclusive. The information therein is derived from various internal and external sources, with all information relating to the business, past performance, results of operations and financial condition of TRTL derived entirely from TRTL and all information relating to the business, past performance, results of operations and financial condition of One Energy or Pubco, after the Closing, are derived entirely from One Energy. No representation is made as to the reasonableness of the assumptions made with respect to the information therein, or to the accuracy or completeness of any projections or modeling or any other information contained therein. Any data on past performance or modeling contained therein is not an indication as to future performance.

No representations or warranties, express or implied, are given in respect of this report. To the fullest extent permitted by law in no circumstances will TRTL, One Energy, or Pubco, or any of their respective subsidiaries, affiliates, shareholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this report (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of One Energy or the prospective operations of One Energy has been derived, directly or indirectly, exclusively from One Energy and has not been independently verified by TRTL or any other party. Neither the independent auditors of TRTL nor the independent auditors of One Energy audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this report and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this report.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to Business Combination Agreement, dated as of May 13, 2024, by and among TortoiseEcofin Acquisition Corp. III, One Energy Enterprises Inc., TRTL Holding Co., TRTL III Merger Sub Inc., and OEE Merger Sub Inc.

10.1	Sponsor Letter Agreement, dated as of May 13, 2024, by and among TortoiseEcofin Acquisition Corp., One Energy Enterprises Inc., TortoiseEcofin Sponsor III LLC, TRTL Holding Co., and certain holders of Class B Ordinary Shares.

10.2	Stockholder Support Agreement, dated as of May 13, 2024, by and among TortoiseEcofin Acquisition Corp., One Energy Enterprises Inc. TRTL Holding Corp., Jereme Kent, CAS Ohio LLC, and RES Ohio LLC.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2024

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

Exhibit 2.1

FIRST AMENDMENT TO AMENDED AND RESTATED

BUSINESS COMBINATION AGREEMENT

This First Amendment (“First Amendment”) to the Amended and Restated Business Combination Agreement is made and entered into as of May    , 2024, by and among (i) TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated with limited liability (“TortoiseCorp III”), (ii) TRTL Holding Corp., a Delaware corporation and a wholly owned subsidiary of TortoiseCorp III (“Pubco”), (iii) TRTL III First Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), (iv) OEE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub”), and (v) One Energy Enterprises Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS:

WHEREAS, TortoiseCorp III, Pubco, TRTL Merger Sub, Company Merger Sub, and the Company entered into that certain Amended and Restated Business Combination Agreement, dated as of February 14, 2024 (the “Original Agreement,” and as amended, including by this First Amendment, the “Business Combination Agreement”); and

WHEREAS, the parties hereto desire to amend the Original Agreement to, (i) reduce the number of Sponsor Earnout Shares from 1,750,000 to 500,000, (ii) reflect the receipt of additional Sponsor Loans and (iii) remove the requirement that TortoiseCorp III have at least $5,000,001 of net tangible assets as a condition to the Closing.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and in accordance with the terms of the Business Combination Agreement, the parties hereto, intending to be legally bound, do hereby acknowledge and agree as follows:

1. Amendment to the Business Combination Agreement.

(a) The first sentence of Section 2.8 of the Original Agreement is hereby amended by deleting the number “1,750,000” and replacing it with “500,000”.

(b) Section 5.23 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

Section 5.23 Sponsor Loans. The Company acknowledges that (i) TortoiseCorp III entered into various Loan and Transfer Agreements, dated December 10, 2023, February 15, 2024, April 11, 2024, and April 17, 2024 (each a “Loan and Transfer Agreement”), and a Subscription Agreement, dated April 25, 2024 (the “Subscription Agreement”), in each case, by and among TortoiseCorp III, the Sponsor, the Company and the lenders party thereto (collectively, the ”Lenders”), pursuant to which the Lenders loaned or contributed an aggregate of approximately $2.4 million to the Sponsor (collectively, the “Sponsor Loans”) and the Sponsor loaned such amounts to TortoiseCorp III, (ii) as additional consideration for the Sponsor Loans, the Sponsor agreed to transfer to the Lenders an aggregate of 1,016,000 of its TortoiseCorp III Class B Shares and TortoiseCorp III agreed to issue 200,000 shares of common stock of TortoiseCorp III or Pubco (or Pubco will issue such shares) to a certain Lender upon the closing of the Business Combination (collectively, such transferred or newly issued shares, the “Lender Shares”) and (iii) TortoiseCorp III may enter into additional Loan and Transfer Agreements and/or Subscription Agreements under the same terms and conditions as the aforementioned agreements after the date of this Agreement. The Company and Tortoise Corp III acknowledge and agree that the Lender Shares, or any Pubco Common Shares exchanged for the Lender Shares, may be granted piggyback registration rights and such shares shall not be subject to the

Sponsor Earnout in Section 2.8 hereof or the lock-up or other restrictions in the Sponsor Letter Agreement.

(c) Section 6.1(h) of the Original Agreement is hereby deleted in its entirety.

2. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement and the Ancillary Documents are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement or any Ancillary Document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Business Combination Agreement in the Business Combination Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Business Combination Agreement may be further amended or modified after the date hereof in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Business Combination Agreement, and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. Section 8.2 (other than the first sentence) and Sections 8.3 to 8.18 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

TortoiseCorp III:

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

Pubco:

TRTL HOLDING CORP.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

Company Merger Sub:

OEE MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

TRTL Merger Sub:

TRTL III FIRST MERGER SUB INC.

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

The Company:

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: Chief Executive Officer

Exhibit 10.1

AMENDED AND RESTATED

SPONSOR LETTER AGREEMENT

This AMENDED AND RESTATED SPONSOR LETTER AGREEMENT (this “Agreement”), dated as of May 10, 2024, is made by and among TortoiseEcofin Sponsor III LLC, a Cayman Islands limited liability company (the “Sponsor”), those certain holders of TortoiseCorp III Class B Shares set forth on the signature pages hereto under “Other Class B Holders” (the “Other Class B Holders” and, together with the Sponsor, the “Class B Holders”), TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company (“TortoiseCorp III”), TRTL Holding Corp., a Delaware corporation and wholly owned subsidiary of TortoiseCorp III (“Pubco”), and One Energy Enterprises Inc., a Delaware corporation (the “Company”), and, solely with respect to Section 5, the Persons set forth on the signature pages hereto under “Other Parties” (the “Other Parties” and, together with the Class B Holders, the “Letter Agreement Parties”). The Sponsor, the Other Class B Holders, TortoiseCorp III, Pubco and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the A&R Business Combination Agreement (as hereinafter defined).

WHEREAS, as of the date hereof, the Class B Holders own more than the majority of the outstanding TortoiseCorp III Class B Shares; and

WHEREAS, on August 14, 2023, TortoiseCorp III, entered into a Business Combination Agreement with the Company, and TRTL III Merger Sub Inc., a Delaware corporation (the “Original Business Combination Agreement”);

WHEREAS, concurrently with the execution of the Original Business Combination Agreement, TortoiseCorp III, the Sponsor, the Class B Holders and the Company, entered into the Sponsor Letter Agreement (the “Original Sponsor Letter”);

WHEREAS, on February 14, 2024, TortoiseCorp III amended and restated the Original Business Combination Agreement by entering into an Amended and Restated Business Combination Agreement with (i) the Company, (ii) Pubco, (iii) TRTL III First Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“TRTL Merger Sub”), and (v) OEE Merger Sub Inc., a wholly owned subsidiary of Pubco (“Company Merger Sub”) (the “A&R Business Combination Agreement”);

WHEREAS, upon the consummation of the transactions contemplated by the A&R Business Combination Agreement (the “Closing”) and following the Domestication, (a) TRTL Merger Sub will merge with and into TortoiseCorp III (the “TRTL Merger”), with TortoiseCorp III as the surviving company in the TRTL Merger and, as a result of the TRTL Merger, TortoiseCorp III will become a wholly owned subsidiary of Pubco, and (b) Company Merger Sub will merge with and into One Energy (the “Company Merger”), with the Company as the surviving company in the Company Merger and, as a result of the Company Merger, the Company will become a wholly owned subsidiary of Pubco;

WHEREAS, the A&R Business Combination Agreement contemplates that, pursuant to this Agreement, among other things, (a) the Class B Holders will agree to vote in favor of approval of the A&R Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the TRTL Merger) and (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of TortoiseCorp III or any other anti-dilution or similar protection with respect to all of the TortoiseCorp III Class B Shares.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree to amend and restate the Original Sponsor Letter as follows:

1. Agreement to Vote. Each Class B Holder hereby agrees to vote during the term of this Agreement (or cause to be voted) at any meeting of the shareholders of TortoiseCorp III or adjournment or postponement thereof (each, a “Shareholders’ Meeting”), and in any action by written resolution of the shareholders of TortoiseCorp III (by taking all action necessary to grant legally effective consent thereto), all of such Class B Holder’s TortoiseCorp III Class B Shares and all other Equity Securities of TortoiseCorp III entitled to vote on the matter that such Class B Holder holds (if any), in each case, of record or beneficially as of the date of this Agreement, or of which such Class B Holder acquires record or beneficial ownership after the date hereof and prior to the record date for the Shareholders’ Meeting (such TortoiseCorp III Class B Shares and such other Equity Securities, collectively, the “Subject TortoiseCorp III Equity Securities”) in favor of the transaction proposals and against any action, proposal, transaction, agreement or other matter presented at the Shareholders’ Meeting that would reasonably be expected to (a) result in a breach of TortoiseCorp III’s covenants, agreements or obligations under the A&R Business Combination Agreement, (b) cause any of the conditions to the Closing set forth in Sections 6.1 or 6.3 of the A&R Business Combination Agreement not to be satisfied or (c) otherwise materially impede, materially interfere with, materially delay, materially discourage, materially and adversely affect or materially inhibit the timely consummation of, the transactions contemplated by the A&R Business Combination Agreement.

2. Waiver of Anti-dilution Protection. Each Class B Holder hereby, solely in connection with and only for the purposes of the transactions contemplated in the A&R Business Combination Agreement, (a) irrevocably waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of TortoiseCorp III (the “TortoiseCorp III Articles”), and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which any TortoiseCorp III Class B Shares held by him, her or it convert into TortoiseCorp III Class A Shares or Pubco Common Shares in connection with the transactions contemplated by the Business Combination Agreement.

3. Transfer of Shares.

(a)

Except as expressly contemplated by the A&R Business Combination Agreement, during the period from the date of this Agreement until the Closing or the earlier termination of this Agreement, each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject TortoiseCorp III Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject TortoiseCorp III Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject TortoiseCorp III Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject TortoiseCorp III Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more circumstances, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale, assignment, transfer or other disposition of his, her or its Subject TortoiseCorp III Equity Securities even if such Subject TortoiseCorp III Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing provisions of this Section 3(a) shall not apply to any Transfer (A) to TortoiseCorp III’s officers or directors, any affiliates or family member of any of TortoiseCorp III’s officers or directors, the Sponsor, any members of the Sponsor or their affiliates, any affiliates of the Sponsor, Hennessey Capital Grow Partners Fund I SPV V, LLC (“HCGP”) or any of its affiliates, or any members, officers, directors or employees of HCGP or its affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by virtue of the laws of the Cayman Islands or the State of Delaware, as applicable, the Sponsor’s operating agreement upon dissolution of the Sponsor or HCGP’s operating agreement upon dissolution of HCGP; (F) in order to satisfy U.S. federal, state, or local income tax obligations arising out of the consummation of the Business Combination or other tax obligations created as a result of the ownership of, but the inability to sell, the Subject TortoiseCorp III Equity Securities during the Lock-Up period; and (G) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; provided that any transferee of any Transfer of the type set forth in clauses (A) through (G) must enter into a written agreement, in form and substance reasonably satisfactory to the Company and TortoiseCorp III, agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b) In furtherance of the foregoing, TortoiseCorp III hereby agrees to (i) place a revocable stop order on all Subject TortoiseCorp III Equity Securities subject to Section 3(a), including those which may be covered by a registration statement, and (ii) notify TortoiseCorp III’s transfer agent in writing of such stop order and the restrictions on such Subject TortoiseCorp III Equity Securities under Section 3(a) and direct TortoiseCorp III’s transfer agent not to process any attempts by any Class B Holder to Transfer any Subject TortoiseCorp III Equity Securities except in compliance with Section 3(a).

4. Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (a) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the A&R Business Combination Agreement to the same extent as such provisions apply to the parties to the A&R Business Combination Agreement, as if such Class B Holder is directly a party thereto, (b) the Confidentiality Agreement to the same extent as such provisions apply to “Related Parties” of TortoiseCorp III, as if such Class B Holder is directly a party thereto as a “Related Party,” and (c) Section 5.6(b) (Exclusive Dealing) of the A&R Business Combination Agreement to the same extent as such provisions apply to TortoiseCorp III as if such Class B Holder is directly party thereto.

5. Termination of TortoiseCorp III Class B Shares Lock-up Period. Each of the Letter Agreement Parties, TortoiseCorp III and Pubco hereby agree that effective as of the Closing (and not before), that the Letter Agreement, dated as of July 19, 2021 (the “Letter Agreement”), by and among TortoiseCorp III and each of the Letter Agreement Parties, shall be amended as set forth in this Section 5.

(a)

The parties hereby agree to add Pubco as a party to the Letter Agreement. The parties further agree that, from and after the Closing, all of the rights and obligations of the Company under the Letter Agreement shall be, and hereby are, assigned and delegated to Pubco as if it were the original “Company” party thereto. By executing this Agreement, Pubco hereby agrees to be bound by and subject to all of the terms and conditions of the Letter Agreement, including from and after the Closing as if it were the original “Company” party thereto.

(b)

The defined terms in this Agreement, including in the preamble and recitals hereto, and the definitions incorporated by reference from the A&R Business Combination Agreement, are hereby added to the Letter Agreement as if they were set forth therein.

(c)

The parties further agree that any reference in the Letter Agreement to “Class A Ordinary Shares” or “Ordinary Shares” will instead refer to Pubco Common Shares (and any other securities of Pubco or any successor entity issued in consideration of (including as a share split, dividend or distribution) or in exchange for any of such securities).

(d)	Section 7(a) of the Letter Agreement, shall be amended by deleting it in its entirety and replacing it with the following:

7(a). Subject to the exceptions set forth herein, the Sponsor and each Insider agree not to Transfer any Founder Shares, the Class A Ordinary Shares or Pubco Common Shares issuable upon conversion of the Founder shares held by it, him or her until the earlier of (i) two years after the date of the consummation of a Business Combination, (ii)) the first date after a Business Combination on which the volume weighted average closing sale price of one Pubco Common Share or the publicly listed combined company (as reported on the exchange on which stock of such company is listed) equals or exceeds $15.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 120 days after the consummation, and (iii) the date after a Business Combination on which Pubco consummates a liquidation, merger, share exchange or other similar transaction which results in all of Pubco’s shareholders having the right to exchange their Pubco Common Shares for cash, securities or other property (the “Lock-up”); provided, however, that the foregoing provisions of this Section 7(a) shall not apply to any Transfer (A) to TortoiseCorp III’s or Pubco’s officers or directors immediately prior to the Business Combination, any affiliates or family member of any of TortoiseCorp III’s or Pubco’s officers or directors immediately prior to the Business Combination, the Sponsor, any members of the Sponsor or their affiliates, any affiliates of the Sponsor, Hennessey Capital

Grow Partners Fund I SPV V, LLC, a Delaware limited liability company (“HCGP”) or any of its affiliates, or any members, officers, directors or employees of HCGP or its affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by virtue of the laws of the Cayman Islands or the State of Delaware, as applicable, the Sponsor’s operating agreement upon dissolution of the Sponsor or HCGP’s operating agreement upon dissolution of HCGP; (F) in order to satisfy U.S. federal, state, or local income tax obligations arising out of the consummation of the Business Combination or other tax obligations created as a result of the ownership of, but the inability to sell, the Subject TortoiseCorp III Equity Securities, during the Lock-Up period; and (G) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement at prices no greater than the price at which the securities were originally purchased; provided that any transferee of any Transfer of the type set forth in clauses (A) through (G) must enter into a written agreement, in form and substance reasonably satisfactory to Pubco and TortoiseCorp III, agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

The amendments and restatements of the provisions of the Letter Agreement set forth in this Section 5 shall be void and of no force and effect with respect to the Letter Agreement if the A&R Business Combination Agreement shall be terminated prior to the Closing for any reason in accordance with its terms.

6. Representations and Warranties. Each of the Letter Agreement Parties represents and warrants (severally and not jointly) to TortoiseCorp III and the Company, solely with respect to such Letter Agreement Party, as follows: (a) if such Person is not an individual, it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within such Person’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Person; (b) if such Person is an individual, such Person has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder; (c) this Agreement has been duly executed and delivered by such Person and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes a legally valid and binding obligation of such Person, enforceable against such Person in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity); (d) the execution and delivery of this Agreement by such Person does not, and the performance by such Person of its, his or her obligations hereunder will not, (i) if such Person is not an individual, conflict with or result in a violation of the organizational documents of such Person or (ii) require any consent or approval that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (e) there are no actions pending against such Person or, to the knowledge of such Person, threatened against such Person, before (or, in the case of threatened actions, that would be before) any arbitrator or any Governmental Entity, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Person of its, his or her obligations under this Agreement; (f) such Person has had the opportunity to read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors in connection therewith; (g) such Person has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Person’s obligations hereunder and (h) in the case of the Class B Holders, is the record and beneficial owner of all of his, her or its Subject TortoiseCorp III Equity Securities, and there exist no Liens or any other limitation or restriction (including, without limitation, any restriction on the right to vote, sell or otherwise dispose of such securities), other than pursuant to (i) this Agreement, (ii) the Letter Agreement, (iii) that certain Registration Rights Agreement, dated as of July 19, 2021, among TortoiseCorp III, the Sponsor and the other parties thereto or (iv) any applicable securities laws.

7. Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to clause (b) of the first sentence of this Section 7 shall not affect any liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or for Fraud, (ii) Sections 2, 5 and 11 (solely to the extent related to Section 2 or 5) shall each survive the termination of this Agreement pursuant to clause (a) of the first sentence of this Section 7, and (iii) Sections 8, 9, 10 and 11 (solely to the extent related to Section 8, 9 or 10) shall survive any termination of this Agreement. For purposes of this Section 7, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

8. No Recourse. Except for claims pursuant to the A&R Business Combination Agreement or any Ancillary Document by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be brought against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any TortoiseCorp III Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the TortoiseCorp III Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or its subject matter or the transactions contemplated hereby.

9. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder or beneficial owner of the Subject TortoiseCorp III Equity Securities, and not, in the case of each Other Class B Holder, in such Other Class B Holder’s capacity as a director, officer or employee of TortoiseCorp III, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of TortoiseCorp III or as an officer, employee or fiduciary of TortoiseCorp III, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of TortoiseCorp III.

10. No Third-Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and permitted assigns, any legal or equitable right, benefit or remedy of any nature whatsoever. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties partners or participants in a joint venture.

11. Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment). 8.3 (Amendment), (8.4 (Notices), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the A&R Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

12. Lender Shares. For the avoidance of doubt, Pubco, the Company and TortoiseCorp III acknowledge and agree that the Lender Shares, or any Pubco Common Shares exchanged for the Lender Shares shall not be subject to the restrictions on transfer in Section 5 hereof or any other restrictions in this Agreement.

13. Original Sponsor Letter Superseded. This Agreement supersedes the Original Sponsor Letter in its entirety, and upon the effectiveness of this Agreement, the Original Sponsor Letter shall no longer have any force or effect.

[signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Vincent T. Cubbage
Title: Chief Executive Officer

TRTL HOLDING CORP

By:	/s/ Stephen Pang
Name: Stephen Pang
Title: Chief Executive Officer

TORTOISEECOFIN SPONSOR III LLC
By:	Hennessy Capital Growth Partners Fund I SPV V, LLC, its managing member

By:	/s/ Thomas Hennessy
Name: Thomas Hennessy
Title: Authorized Signatory

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name: Jereme Kent
Title: CEO

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

THE OTHER PARTIES Solely with respect to Section 5

HENNESSEY CAPITAL GROW PARTNERS FUND I SPV V, LLC

By:	/s/ Thomas Hennessy
Name: Thomas Hennessy
Title: Authorized Signatory

/s/ Vincent T. Cubbage
Vincent T. Cubbage

/s/ Stephen Pang
Stephen Pang

/s/ Darrell Brock, Jr.
Darrell Brock, Jr.

/s/ Evan Zimmer
Evan Zimmer

/s/ Stephen Schnitzer
Stephen Schnitzer

Exhibit 10.2

AMENDED AND RESTATED

STOCKHOLDER SUPPORT AGREEMENT

THIS AMENDED AND RESTATED STOCKHOLDER SUPPORT AGREEMENT, dated as of May 13, 2024 (this “Agreement”), by and among TortoiseEcofin Acquisition Corp. III, a Cayman Islands exempted company incorporated (“TortoiseCorp III”), One Energy Enterprises Inc., a Delaware corporation (the “Company”), TRTL Holding Corp., a Delaware corporation (“Pubco”) and the stockholders of the Company whose names appear on the signature pages of this Agreement (each, a “Stockholder”, collectively, the “Stockholders” and, together with TortoiseCorp III and the Company, the “Parties”).

WHEREAS, TortoiseCorp III, TRTL III Merger Sub, Inc., a Delaware corporation, and the Company entered into that certain Business Combination Agreement dated August 14, 2023 (the “Original BCA”);

WHEREAS, concurrently with the execution of the Original BCA, TortoiseCorp III, the Company and the Stockholders entered into that certain Stockholder Support Agreement, dated August 14, 1023 (the “Original Support Agreement”);

WHEREAS, Tortoisecorp III, the Company, Pubco, TRTL III First Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco (“TRTL Merger Sub”), OEE Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub”) amended and restated the Original BCA by entering into that certain Amended and Restated Business Combination Agreement dated February 14, 2024 (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “A&R BCA”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the A&R BCA) which provides, among other things, that, upon the terms and subject to the conditions thereof, on the Closing Date (i) Company Merger Sub will merge with and into the Company (the “Company Merger”) with the Company surviving the Company Merger as a wholly owned subsidiary of Pubco and (ii) and TRTL Merger Sub will merge with and into TortoiseCorp III (the “TRTL Merger”), with TortoiseCorp III as the surviving company in the TRTL Merger and, as a result of the TRTL Merger, TortoiseCorp III will become a wholly owned subsidiary of Pubco;

WHEREAS, as of the date hereof, each Stockholder owns of record the number of Company Shares set forth opposite such Stockholder’s name on Exhibit A hereto (all such Company Shares and any Company Shares of which ownership of record or the power to vote is hereafter directly or indirectly acquired by each Stockholder prior to the termination of this Agreement being collectively referred to herein as the “Shares”).

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree to amend and restate the Original Support Agreement as follows:

1. Agreement to Vote. Each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby unconditionally and irrevocably agrees (and agrees to execute such documents or certificates evidencing such agreement as TortoiseCorp III may reasonably request in connection therewith) to be present and vote (in each case, in person or by proxy), at any meeting of the Company Stockholders or adjournment or postponement thereof, and in any action by written consent or written resolutions of the Company Stockholders, all of such Stockholders’ Shares (a) in favor of the approval and adoption of the A&R BCA, the Ancillary Documents (as defined in the A&R BCA), and the approval of the Merger and the other transactions contemplated within the A&R BCA, the Ancillary Documents, and this Agreement (collectively, the “Transactions”), (b) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the A&R BCA or the Ancillary Documents or that would reasonably be expected to result in the failure of the Transactions from being consummated or any Acquisition Proposal and any and all other proposals for the acquisition of the Company and (c) in favor of any other matter reasonably necessary to the consummation of the Transactions and considered and voted upon by the Company Stockholders. Each Stockholder agrees to execute and deliver to the Company the Company Stockholder Written Consent which shall, pursuant to, and in accordance with, the A&R BCA, be delivered by the Company to TortoiseCorp III concurrently with the execution and delivery of the A&R BCA.

2. Transfer of Shares. Each Stockholder, severally and not jointly, agrees that such Stockholder shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares, (d) except as contemplated by the A&R BCA or the Ancillary Documents, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of the Company capital stock in connection with any vote or other action with respect to the Transactions, other than to recommend that stockholders of the Company vote in favor of adoption of the A&R BCA and the Transactions and any other proposal the approval of which is a condition to the obligations of the parties under the A&R BCA (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement), or (f) take any action that would make any representation or warranty of such Stockholder herein untrue or incorrect in any respect or have the effect of preventing or materially delaying such Stockholder from performing its obligations hereunder.

3. Grant of Proxy. Each Stockholder, with respect to all of the Shares, hereby irrevocably grants to, and appoints, TortoiseCorp III and any designee of TortoiseCorp III (determined in TortoiseCorp III’s sole discretion) as Stockholder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in Stockholder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Shares owned (whether beneficially or of record) by Stockholder. The proxy granted by Stockholder pursuant to this Section 3 is irrevocable and is granted in consideration of TortoiseCorp III entering into this Agreement and the A&R BCA and incurring certain related fees and expenses. Stockholder hereby affirms that such irrevocable proxy is coupled with an interest by reason of the A&R BCA and, except upon the termination of this Agreement in accordance with the terms hereof, is intended to be irrevocable. Stockholder agrees, until this Agreement is terminated in accordance with Section 9, to vote its Shares in accordance with Section 1 above.

4. Waiver of Dissenter’s Rights and Actions. Each Stockholder, severally and not jointly, hereby irrevocably and unconditionally waives any dissenters’ rights or rights of appraisal in connection with the Merger, the adoption of the A&R BCA or the Ancillary Documents, or the approval of the Transactions that such Stockholder may have under applicable Law and irrevocably and unconditionally undertakes that it will not demand or exercise (or permit to be demanded or exercised) any such dissenters’ rights or rights of appraisal with respect to such Stockholder’s Shares.

5. Binding Effect of A&R BCA and the Ancillary Documents. Each Stockholder hereby acknowledges that such Stockholder has received and read the A&R BCA, the Ancillary Documents, and this Agreement and has had the opportunity to consult with such Stockholder’s tax and legal advisors. Each Stockholder, severally and not jointly, hereby agrees to be bound by, and comply with, Section 5.6(a) (Exclusive Dealing) and Section 5.4 (Public Announcements) of the A&R BCA as if such Stockholder was an original signatory to the A&R BCA with respect to such provisions.

6. Termination of Agreements. The Company and each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby agrees to terminate, subject to the occurrence of, and effective immediately prior to, the Effective Time, (i) the Company Stockholders Agreement and (ii) if applicable to such Stockholder, any rights under any agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the Company Stockholders between such Stockholder and the Company.

7. Delivery of CSR Escrow Shares to CSR Escrow Agent. If applicable to such Stockholder pursuant to the terms of the A&R BCA, such Stockholder acknowledges and agrees that a portion of the TortoiseCorp III Shares otherwise deliverable to such Stockholder in connection with the Merger shall be issued by TortoiseCorp III directly to the CSR Escrow Agent to hold on behalf of such Stockholder and to deposit into in the CSR Escrow Account established pursuant to the CSR Escrow Agreement, and will be released to such Stockholder from the CSR Escrow Account only if certain conditions are met as specified in the CSR Escrow Agreement.

8. Representations and Warranties. Each Stockholder, severally and not jointly, hereby represents and warrants to TortoiseCorp III as follows:

(a) Such Stockholder affirms that (i) if such Stockholder is a natural person, he or she has all the requisite power and authority and has taken all action necessary in order to executed and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby, and (ii) if such Stockholder is not a natural person, it (x) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (y) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummated the transactions contemplated hereby.

(b) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any Law applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares or (iv) conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents, if applicable.

(c) Such Stockholder owns exclusively, beneficially and of record and has good, valid and marketable title to the Shares set opposite such Stockholder’s name on Exhibit A, free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement and (ii) applicable securities laws, and has the sole power (as currently in effect) to vote and full right, power and authority to sell, transfer and deliver such Shares, and such Stockholder does not own, directly or indirectly, any other Shares.

(d) As of the date of this Agreement, there is no action, proceeding or investigation pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder that, in any manner, questions the beneficial or record ownership of such Stockholder’s Shares or the validity of this Agreement, or challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Agreement.

(e) Such Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder.

(f) Such Stockholder is a sophisticated Stockholder and has adequate information concerning the business and financial condition of TortoiseCorp III and the Company to make an informed decision regarding this Agreement and the Transactions and has independently, based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder unknowledges that TortoiseCorp III and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable.

(g) Such Stockholder understands and acknowledges that TortoiseCorp III is entering into the A&R BCA in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of such Stockholder contained herein.

9. Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earlier of (a) the Effective Time and (b) the termination of the A&R BCA in accordance with its terms. Upon termination or expiration of this Agreement, none of the Parties shall have any further obligations or liabilities under this Agreement. Notwithstanding any termination of this Agreement, no such termination or expiration shall relieve any Party hereto from liability for fraud or willful breach of this Agreement occurring prior to its termination. In the event that this Agreement is terminated pursuant to the terms of this Section 9, the date of such termination shall be referred to as the “Termination Date”.

10. Miscellaneous.

(a) All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses or set forth on the signature pages hereto (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 10(a)):

If to any TortoiseCorp III Party, to:

TortoiseEcofin Acquisition Corp. III

195 US HWY 50, Suite 208

Zephyr Cove, NV 89448

Attention: Vincent T. Cubbage

   Stephen Pang

Email: vcubbage@trtlspac.com

   spang@trtlspac.com

with a copy to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105, U.S.A.

Attn: Matthew A. Gray, Esq.

   Stuart Neuhauser, Esq.

Facsimile No.: (212) 370-7889

Telephone No.: (212) 370-1300

E-mail: mgray@egsllp.com

   sneuhauser@egsllp.com

If to the Company:

One Energy Enterprises Inc.

12385 Township Road 214

Findlay, OH 45840

Attention: Jereme Kent

Email: jeremekent@oneenergyllc.com

with a copy to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW, Suite 900

Washington, D.C., 20001

Attention: Andrew M. Tucker

Email: andy.tucker@nelsonmullins.com

If to a Stockholder, to the address or email address set forth for such Stockholder on the signature pages hereof.

(b) If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under applicable Law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein be consummated as originally contemplated to the fullest extent possible.

(c) Each Stockholder hereby authorizes the Company and TortoiseCorp III to publish and disclose in any announcement or disclosure required by the SEC (or as otherwise required by any applicable securities Laws or any other securities authorities) such Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this Agreement and, if deemed appropriate by the Company or TortoiseCorp III, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by TortoiseCorp III or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

(d) (i) The words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “date hereof,” when used in this Agreement, shall refer to the date set forth in the Preamble; (iii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (iv) the terms defined in the present tense have a comparable meaning when used in the past tense, and vice versa; (v) any references herein to a specific Section or Article shall refer, respectively, to Sections or Articles of this Agreement; (vi) references herein to any gender (including the neuter gender) includes each other gender; (vii) the word “or” shall not be exclusive; (viii) the headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof and (ix) the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(e) This Agreement is intended to create, and does create a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the Parties.

(f) This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any Party without the prior express written consent of the other Parties, except that TortoiseCorp III may assign all or any of its rights and obligations hereunder to any affiliate of TortoiseCorp III.

(g) This Agreement shall be binding upon and inure solely to the benefit of each Party (and TortoiseCorp III’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(h) The Parties agree that irreparable damage may occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the transactions contemplated hereby) in any Delaware State court or Federal court of the United States of America sitting in Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. The Parties hereby further waive (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, including its statute of limitations, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws or statute of limitations of another jurisdiction. Any legal action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state and federal courts in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such legal action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the legal action shall be heard and determined only in any such court, and agrees not to bring any legal action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court.

(j) No failure or delay by any of the Parties exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a Party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.

(k) This Agreement may be executed and delivered (including by facsimile or portable document format (.pdf) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(l) This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by TortoiseCorp III, the Company and the applicable Stockholder.

(m) Nothing contained within this Agreement shall be deemed to vest in TortoiseCorp III any direct or indirect ownership or incidence of ownership of or with respect to the Shares of the respective Stockholders. All rights, ownership and economic benefits of and relating to each Stockholder’s Shares shall remain vested in and belong to such Stockholder, and TortoiseCorp III shall have no authority to direct such Stockholder in the voting or disposition of any such Stockholder’s Shares, except as otherwise provided herein.

(n) Without further consideration, each Party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated hereby.

(o) This Agreement shall not be effective or binding upon any Party until after such time as the A&R BCA is executed and delivered by TortoiseCorp III, the Company and Merger Sub.

(p) Each of the Parties hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated hereby. Each of the Parties (a) certifies that no representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other Parties have been induced to enter into this Agreement and the transactions contemplated hereby, as applicable, by, among other things, the mutual waivers and certifications in this Section 10(p).

(q) This Agreement supersedes the Original Support Agreement in its entirety, and upon the effectiveness of this Agreement, the Original Support Agreement shall no longer have any force or effect.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name:	Vincent T. Cubbage
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

ONE ENERGY ENTERPRISES INC.

By:	/s/ Jereme Kent
Name:	Jereme Kent
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

/s/ Jereme Kent
Jereme Kent

Address and email address for purposes of Section 9(a):

12573 Township Road 215
Findlay, OH 45840

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

TRTL HOLDING CORP.

By:	/s/ Stephen Pang
Name:	Stephen Pang
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

CAS OHIO LLC

By:	/s/ Craig A. Stoller
Name:	Craig A. Stoller
Title:	Partner

Address and email address for purposes of Section 9(a):

CAS OHIO LLC
P.O. Box 15
Haviland, OH 45851

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

RES OHIO LLC

By:	/s/ Ruth E. Stoller
Name:	Ruth E. Stoller
Title:	Partner

Address and email address for purposes of Section 9(a):

RES OHIO LLC
P.O. Box 15
Haviland, OH 45851

EXHIBIT A

LIST OF STOCKHOLDERS

Name of Stockholder	Number of Company Shares owned
Jereme Kent	50,852 Class A, 150,700 Class B
CAS OHIO LLC	98,634
RES OHIO LLC	38,100